[redacted]

08029122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC
111

SEC FILE NUMBER
8- 53066

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 AND ENDING December 31, 2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Peak Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10225 Ulmerton Road Suite 3D
(No. and Street)

Largo | Florida | 33771
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David W. Dube (727) 536-7100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab & Company, PA
(Name – *if individual, state last, first, middle name*)

100 East Sybelia Avenue, Suite 130, Maitland, Florida 32751
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID W. DUBE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PEAK SECURITIES CORPORATION, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REBECCA WEIKART
Notary Public - State of Florida
My Commission Expires Oct 28, 2008
Commission # DD 367011
Bonded By National Notary Assn.

David W. Dube
Signature

PRESIDENT
Title

Rebecca WeiKart
Notary Public 2/15/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Peak Securities Corporation
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

Year Ended December 31, 2007
Independent Auditors' Report

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

FINANCIAL STATEMENTS

DECEMBER 31, 2007

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail ohabco@earthlink.net

407-740-7311
FAX 740-6441

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Peak Securities Corporation
Largo, Florida

We have audited the accompanying statement of financial position of Peak Securities Corporation (a wholly-owned subsidiary of Peak Capital Corporation) as of December 31, 2007 and the related statements of operations, cash flows, and changes in stockholder's equity and subordinated borrowings for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peak Securities Corporation (a wholly-owned subsidiary of Peak Capital Corporation) as of December 31, 2007 and the results of its operations, cash flows, changes in stockholder's equity, and changes in subordinated borrowings for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, PA

Ohab & Company
Certified Public Accountants
Maitland, Florida
February 25, 2008

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

STATEMENT OF FINANCIAL POSITION

DECEMBER 31, 2007

ASSETS

Cash	$ 73,185
Cash – Restricted (Note 3)	25,000
Marketable securities	2,502
Receivables	120,332
Investment	24,414
Prepaid expenses	17,309
	$ 262,742

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 12,800
Salaries and commissions payable	33,916
	46,716
Stockholder's equity:	
Common stock - No par, $1.00 stated value; 1,000,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	168,693
Retained earnings	47,233
	216,026
	$ 262,742

The accompanying notes are an integral part of these financial statements.

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

Revenues	$	804,292
Expenses:		
Commissions		379,297
Management fees		254,088
Officer salaries		38,305
Licenses, permits and registrations		30,708
Professional fees		21,386
Training, meetings and travel		12,454
Shipping charges		8,351
Dues and subscriptions		7,463
Memberships		4,773
Insurance		4,674
Payroll taxes		3,420
Marketing fees		3,157
Advertising		1,802
Maintenance and repairs		1,112
Bank charges		452
Office supplies and expenses		449
Total operating expenses		771,891
Net income before provision for income taxes		32,401
Provision for income taxes (Note 2)		-
Net income	$	32,401

The accompanying notes are an integral part of these financial statements.

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

Operating activities	
Net income	$ 32,401
Adjustments to reconcile net income to net cash used by operating activities:	
Increase in marketable securities	(2,502)
Increase in receivables	(67,542)
Increase in prepaid expenses	(13,004)
Increase in accounts payable	6,490
Increase in salaries and commissions payable	25,199
Decrease in payroll taxes payable	(1,183)
Total adjustments	(52,542)
Net cash used by operating activities	(20,141)
Investing activities	
Capital contribution by parent company	25,000
Net increase in cash	4,859
Cash, January 1, 2007	68,326
Cash, December 31, 2007	$ 73,185

The accompanying notes are an integral part of these financial statements.

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2007

	Common Stock		Additional	
	Number of Shares	Amount	Paid-In Capital	Retained Earnings
Balances, January 1, 2007	100	$ 100	$ 143,693	$ 14,832
Capital contribution provided by parent company			25,000	
Net income for year ended December 31, 2007				32,401
Balances, December 31, 2007	100	$ 100	$ 168,693	$ 47,233

The accompanying notes are an integral part of these financial statements.

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

YEAR ENDED DECEMBER 31, 2007

N / A

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Peak Securities Corporation (the "Company"), a Florida corporation, is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). At December 31, 2007, the Company was registered to conduct business in twenty-nine (29) states.

In addition, the Company was approved as a registered investment advisory ("RIA") firm with the State of Florida in April, 2007. At December 31, 2007, the Company was registered to conduct this line of business in four (4) states.

On October 31, 2002, all of the outstanding common shares of the Company (then known as Inter-American Securities, Inc.) were acquired by Peak Capital Corporation. In March, 2003, the Company filed an amendment to its articles of incorporation to effect the change of its name from Inter-American Securities, Inc. to Peak Securities Corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION – The Company engages in two principal lines of business: (1) as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, venture capital and corporate finance consulting services and (2) as a registered investment advisory firm, which comprises offering managed investment accounts on a fee-for-service basis.

CASH – For purposes of reporting changes in cash position on the statement of cash flows, the Company considers all cash accounts so long as they are not subject to withdrawal restrictions or penalties. Cash advances in excess of Federal Deposit Insurance Corporation ("FDIC") limits and similar insurance coverage are subject to usual and customary banking risks associated with funds in excess of those limits.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INVESTMENTS – Investments in companies that are not marketable securities, in which the Company has less than a 20 percent interest, are carried at cost less any permanent valuation write-downs. Dividends received from those companies are included in other income. Dividends received in excess of the Company's proportionate share of accumulated earnings are applied as a reduction of the cost of the investment.

RECOGNITION OF REVENUES – Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Sales of investment company shares (mutual funds) and alternative investment products (REITs, equipment leasing programs and promissory note programs) that are conducted on a direct basis with the respective financial product providers are recorded at the time the Company ships the required customer documentation and payment to the providers. Corporate finance fees are recorded at the time a transaction is completed and the related income is reasonably determinable. Advisory services fees are earned and recognized in the period the services are substantially performed.

INCOME TAXES – As a result of the purchase of the Company by Peak Capital Corporation on October 31, 2002, the Company files its income tax returns on a consolidated basis with its parent company. The parent allocates income taxes to the Company as if it was a separate taxpayer, but only in the event that corporate income taxes are due and payable. The Company has not incurred any income tax expense due to net consolidated operating loss carryforwards through December 31, 2007, therefore, no provision for income taxes is considered necessary.

USE OF ESTIMATES – The preparation of the Company's financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and to reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK – The Company could be exposed to credit risks in the event of default by financial institutions in which balances are maintained in excess of insured limits. In addition, as is typical in the securities industry, the Company engages in transactions and activities with various financial institutions and broker-dealers. In the event that any of the counterparties do not fulfill their obligations, the Company may be exposed to financial risks.

NOTE 3 - CLEARING ARRANGEMENT AND CASH-RESTRICTED DEPOSIT ACCOUNT

The Company entered into a fully disclosed clearing agreement ("Agreement") with Pershing, LLC on March 15, 2005, which was amended by the parties on December 15, 2005. In accordance with the terms of the Agreement, Pershing, LLC shall carry the proprietary accounts of the Company and the cash and margin accounts of the customers of the Company introduced by the Company to Pershing, LLC and accepted by Pershing, LLC and shall clear all transactions on a fully disclosed basis for such accounts, in the manner and to the extent as set forth in the Agreement. In addition, the Company is required to maintain a cash deposit account, for which the Company and Pershing, LLC have agreed on the sum of twenty-five thousand dollars ($ 25,000), to assure the Company's performance of its obligations under the Agreement. The deposited funds are restricted to the specific requirements as outlined in the Agreement. Further, in the event of a substantial change in the nature and extent of the Company's business operations, Pershing, LLC could require that an additional amount or amounts be deposited to the deposit account. At December 31, 2007, the Company is not aware of any changes in its business operation that would require an additional increase in the restricted deposit account.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company entered into a management agreement for the payment of expenses by a broker-dealer parent company, dated May 1, 2003, with Peak Capital Corporation, its parent company. Under the agreement, Peak Capital Corporation agrees to assist the Company by providing it with certain goods or services without charge, such as rent, utilities, salaries, telephone, equipment, furniture and fixtures, postage, office supplies, accounting services and other general administrative and office expenses. The management agreement is permitted under FINRA, Inc. guidelines so long as the Company maintains details of this arrangement in writing. The terms of the management agreement are not necessarily indicative of the terms which would have been incurred had the management agreement been entered into with independent third parties. Management fees for the year ended December 31, 2007 amounted to $ 254,088.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis.

At December 31, 2007, the Company had net capital of $64,529, which did not meet the Company's new minimum net capital requirement of $100,000, as established by FINRA as of October 1, 2007. The Company did not become aware of this net capital deficiency until early February, 2008, at which time appropriate regulatory notifications were filed. The Company subsequently received an equity contribution from its parent company and, upon satisfying the appropriate regulatory authority that it had met its minimum net capital requirement, the Company was no longer in violation of Rule 15c3-1(a)(2)(iii) and resumed normal operations.

NOTE 6 – LEGAL MATTERS

The Company is involved in two non-customer related arbitration proceedings that were filed in October and December, 2007, respectively. The Company is the plaintiff in one of the proceedings and is a defendant and cross-complaintant in the other proceeding. Both proceedings are in the early stages of the FINRA arbitration process. The Company asserts in the arbitration proceeding in which it is one of the defendants that the allegations are totally without merit.

It is not possible to predict the outcome of either of these arbitration proceedings at this time. Therefore, the accompanying financial statements do not reflect any adjustments with regard to these matters. Management of the Company believes, that regardless of the outcome of either arbitration proceeding, the results will not materially affect the Company's financial statements.

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

SCHEDULE 1

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 216,026
Total capital and allowable borrowings	216,026
Deductions for non-allowable assets	
Receivables	109,399
Prepaid expenses	17,309
Investment	24,414
Net capital before haircuts on security positions	64,904
Haircuts on security positions	(375)
Net capital	$ 64,529

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 46,716

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 100,000
Excess net capital	$ (35,471)
Excess net capital at 1,000 percent	$ 59,857
Ratio: Aggregate indebtedness to net capital	.67 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report, Form X-17A-5 (unaudited) as of December 31, 2007	$ 123,796
Increase in accounts payable	(12,800)
Increase in commissions payable	(33,916)
Decrease in allowable receivables	(12,551)
Net capital, per above	$ 64,529

The accompanying notes are an integral part of these financial statements.

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

SCHEDULE II

N / A

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

SCHEDULE III

N / A

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

AS OF DECEMBER 31, 2007

SCHEDULE IV

N / A

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

RECONCILIATIONS OF MATERIAL DIFFERENCES

AS OF DECEMBER 31, 2007

SCHEDULE V

In accordance with Rule 17a-5(d)(4), there are no material differences and, therefore, there are no material differences to reconcile.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail ohabco@earthlink.net

407-740-7311
FAX 740-6441

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
Peak Securities Corporation
Largo, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Peak Securities Corporation (A wholly owned subsidiary of Peak Capital Corporation), the "Company" for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC
RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN
EXEMPTION FROM SEC RULE 15c3-3
(continued)

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Ohab & Company
Certified Public Accountants
Maitland, Florida
February 25, 2008

END